Notice of
Annual and Special
General Meeting
of Shareholders
&
Management
Information Circular

TO BE HELD APRIL 26, 2005

NovaGold Resources Inc.
Suite 2300
200 Granville Street
Vancouver, British Columbia
V6C 1S4
Tel: 604-669-6227 or 1-866-669-6227
Fax: 604-669-6272
Website: www.novagold.net

NOVAGOLD RESOURCES INC.
200 Granville Street, Suite 2300
Vancouver, British Columbia V6C 1S4
NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

                         NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting ("Meeting") of the Shareholders of NovaGold Resources Inc. ("Corporation") will be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, in the Cristal Room, on Tuesday, April 26, 2005 at 10:00 a.m. (Vancouver time), for the following purposes:

1.
To receive the Annual Report of the Directors containing the consolidated financial statements of the Corporation for the year ended November 30, 2004, together with the Report of the Auditors thereon, copies of which accompany this Notice;

2.	To elect Directors of the Corporation for the forthcoming year;

3.	To appoint the Auditors of the Corporation for the forthcoming year and to authorize the directors to fix the Auditors' remuneration;

4.
To consider and, if deemed advisable, approve a resolution amending the 2004 Stock Option Plan of the Corporation (the “Plan”) to provide that the number of common shares of the Corporation available for issuance upon the exercise of options granted under the Plan shall be changed from a fixed maximum number of common shares to a rolling maximum number that shall not be greater than 10% of the issued and outstanding common shares of the Corporation at any point in time, where such amendment to the Plan, if approved, will become effective upon such future date as determined by the Board of Directors of the Corporation which shall be no later than one year from the date of approval of this resolution; and

5.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

                         The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

                         Only Shareholders of record at the close of business on March 15, 2005 are entitled to receive notice of the Meeting and to vote at the Meeting.

                         To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. All proxies completed by registered shareholders must be returned to the Corporation:

(a)
by delivering the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Friday, April 22, 2005, at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time); or

(b)
by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, April 22, 2005 at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time).

                         Non-registered shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary. More detailed description on returning proxies by non-registered shareholders can be found on page 5 of the attached Management Information Circular.

                         DATED at Vancouver, British Columbia, this 24th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

“Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse, President and Chief Executive Officer

- i -

INFORMATION REGARDING ORGANIZATION AND CONDUCT OF MEETING

Solicitation of Proxies

                         THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY OR ON BEHALF OF THE MANAGEMENT OF NOVAGOLD RESOURCES INC. ("Corporation") for use at the Annual and Special General Meeting of Shareholders of the Corporation to be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) on Tuesday, April 26, 2005 (the "Meeting") or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. Solicitation of proxies will be by mail or courier supplemented by telephone or other personal contact by employees or agents of the Corporation at nominal cost, and all costs thereof will be paid by the Corporation. The Corporation will also pay the fees and costs of intermediaries for their services in transmitting proxy related material in accordance with National Instrument 54-101. Unless otherwise specified, the information in this Information Circular is current as at March 15, 2005.

                         The Board of Directors of the Corporation has fixed the record date for the Meeting as the close of business on March 15, 2005 ("Record Date"). If a person acquires ownership of shares subsequent to the Record Date he may establish a right to vote by delivering evidence of ownership of his Common Shares satisfactory to the Board of Directors and the request for his name to be placed on the voting list to Patterson Palmer, the Corporation's legal counsel, at 5151 George Street, Suite 1700, Halifax, Nova Scotia, B3J 2N9, Attention: Colleen Keyes. Subject to the above, all registered holders of Common Shares at the close of business on the Record Date will be entitled to vote at the Meeting. Such registered holders will be entitled to one vote each on a show of hands and one vote per Common Share on a poll.

                         Two or more persons present in person or by proxy representing at least 10% of the Common Shares entitled to vote at the Meeting will constitute a quorum at the Meeting.

Appointment and Revocation of Proxies

                         Proxies must be received by Computershare Trust Company of Canada not later than Friday, April 22, 2005 at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time).

                         A Shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. In addition to any other manner permitted by law, a Shareholder who has given an instrument of proxy may revoke it by instrument in writing, executed by the Shareholder or by his attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal, and deposited either with the Corporation's legal counsel, Patterson Palmer, 5151 George Street, Suite 1700, Halifax, Nova Scotia, B3J 2N9, Attention: Colleen Keyes, or with the Corporation's transfer agent, Computershare Trust Company of Canada at its office at Purdy's Wharf, Tower II, 1969 Upper Water Street, Suite 2008, Halifax, Nova Scotia, B3J 3R7, at any time up to and including the last business day preceding the Meeting at which the proxy is to be used, or any adjournment thereof or with the Chairman of such Meeting on the date of the Meeting, or any adjournment thereof and upon either of such deposits the proxy is revoked. A Shareholder attending the Meeting has the right to vote in person and if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

                         The persons named in the enclosed instrument appointing proxy are Officers and Directors of the Corporation. Each Shareholder has the right to appoint a person or a company (who need not be a Shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated on the enclosed instrument appointing proxy and by inserting such person's name in the blank space provided for that purpose or by completing another form of proxy acceptable to the Board of Directors of the Corporation.

Registered Shareholders

                         Registered Shareholders have two methods by which they can vote their shares at the Meeting, namely in person or by proxy. Shareholders wishing to vote in person at the Meeting should not complete and return the proxy included with this information circular. The vote will be taken and counted at the Meeting. Shareholders who do not wish to attend the Meeting or do not wish to vote in person, can vote by proxy.

                         A registered Shareholder must return the completed proxy to the Corporation:

(a)
by delivering the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada at its office at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, for receipt not later than Friday, April 22, 2005, at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time); or

(b)
by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, April 22, 2005, at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time).

Non-Registered Shareholders

                         Shares may not be registered in the Shareholder's name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates). If shares are registered in the name of an intermediary, they are owned by a non-registered shareholder.

                         The Corporation has distributed copies of the Meeting materials to intermediaries for distribution to non-registered Shareholders. Intermediaries are required to deliver these materials to all non-registered Shareholders of the Corporation who have not waived their rights to receive these materials, and to seek instructions as to how to vote the shares. Often, intermediaries will use a service company (such as ADP Investor Communications) to forward these meeting materials to non-registered Shareholders.

                         Non-registered Shareholders who receive meeting materials will typically be given the ability to provide voting instructions in one of two ways.

                         Usually a non-registered Shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, the mechanisms described above for registered Shareholders cannot be used and the instructions provided by the intermediary must be followed (which in some cases may allow the completion of the voting instruction form by telephone or the Internet).

                         Occasionally, however, a non-registered Shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of shares owned by the non-registered Shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered Shareholder. In this case, the proxy needs to be completed by a non-registered Shareholders and voted by mail or facsimile only, as described above.

                         The purpose of these procedures is to allow non-registered Shareholders to direct the voting of the shares that they own but that are not registered in their name. Should a non-registered Shareholder who receives either a form of proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered Shareholder should strike out the persons named in the form of proxy as the proxy holder and insert the non-registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, non-registered Shareholders should carefully follow the instructions provided by the intermediary.

                         Proxies returned by intermediaries as "non-votes" because the intermediary has not received instructions from the non-registered Shareholder with respect to the voting of certain shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such broker "non-votes" will, however, be counted in determining whether there is a quorum.

Exercise of Proxies

                         Where a choice is specified, the Common Shares represented by proxy will be voted for, withheld from voting or voted against, as directed, on any poll or any ballot that may be called. Where no choice is specified, the enclosed proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy. The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business other than that referred to in the accompanying Notice of Meeting which will be presented at the Meeting. However, if any other matters properly come before the Meeting, it is the intention of the person named in the enclosed proxy to vote in accordance with the recommendations of Management of the Corporation.

Voting Shares and Principal Holders Thereof

                         As at March 15, 2005, the Corporation has outstanding 66,129,625 Common Shares without nominal or par value. Each Common Share is entitled to one vote.

                         To the knowledge of the directors and senior officers of the Corporation, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding Common Shares of the Corporation as of March 15, 2005.

ELECTION OF DIRECTORS

                         According to the Articles of Association of the Corporation, the Board of Directors shall consist of not less than one nor more than 10 persons, such number within that range to be determined by resolution of the Directors of the Corporation. The Board of Directors has presently determined that the business of the Corporation may properly be conducted by a Board of Directors consisting of seven Directors.

                         The persons nominated in the list which follows are, in the opinion of Management, well qualified to direct the Corporation's activities for the ensuing year and have confirmed their willingness to serve as Directors, if elected. The term of office of each Director elected will be until the next annual meeting of the Shareholders of the Corporation or until his successor is duly appointed.

                         Unless the proxy specifically instructs the proxyholder to withhold such vote, Common Shares represented by the proxies hereby solicited shall be voted for the election of the nominees whose names are set forth below. If, prior to the Meeting, any of the listed nominees shall become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

                         Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to elect the directors.

Name, Province or State and Country of Residence	Present Position in the Corporation	Principal Occupation	Director Since	Common Shares Beneficially Owned as of March 15, 2005
George Brack(1) British Columbia, Canada	Director	President of Macquarie North America Ltd.	2001	33,519 0.05%
Michael H. Halvorson(1) Alberta, Canada	Director	President of Halcorp Capital Ltd.	2004	114,592 0.17%
Gerald J. McConnell(2) Nova Scotia, Canada	Director	President and Chief Executive Officer of Etruscan Resources Inc.	1984	135,607 0.21%
Cole McFarland(2) California, United States of America	Director	Principal of McFarland & Associates	2001	6,000 0.01%
Clynton Nauman(2)(3) Washington, United States of America	Director	Chief Executive Officer of Alexco Resource Corp. and Asset Liability Management Group ULC	1999	305,543 0.46%
Rick Van Nieuwenhuyse(3) British Columbia, Canada	President, CEO and Director	President and Chief Executive Officer of the Corporation	1999	2,105,958 3.18%
James Philip(1) British Columbia, Canada	Director	Managing Partner of Morgan & Co., Chartered Accountants	2003	5,000 0.01%

(1)	Member of the Audit and Corporate Governance Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Technical Committee.

George Brack

                         Mr. Brack is the President of Macquarie North America Ltd., an investment banking firm specializing in mergers and acquisitions as well as other advisory functions for North American resource companies. Prior to joining Macquarie, Mr. Brack held the position of Vice President Corporate Development at Placer Dome Inc. Mr. Brack has also held positions with CIBC Wood Gundy, where he was Vice President of the Investment Banking Group. Mr. Brack's career in corporate finance has focused on the world-wide identification, evaluation and execution of strategic mergers and acquisitions.

Michael H. Halvorson

                         Mr. Halvorson is the President of Halcorp Capital Ltd., a position he held since September 1981. Mr. Halvorson is also a director of Strathmore Minerals Corp. In the past 10 years he served on the Boards of several public mining companies, including Consolidated Trillion Resources Ltd., Loki Gold Corporation, Viceroy Resource Corporation, Oro Belle Resources Corporation Ltd., Quest Capital Corporation, Western Silver Inc., Gentry Resources Ltd., Greenhope Resources Inc., Sloane Petroleum Inc., Radiant Resources Inc., Orezone Resources Inc., Royal County Minerals Corp., Predator Capital Inc., Luxor Developments Ltd., Majescor Resources Inc., Newcastle Minerals Inc., Esperanza Silver Corporation, Canadian Gold Hunter Corp., Viceroy Exploration Ltd., and SpectrumGold Inc.

Gerald J. McConnell, Q.C.

                         Mr. McConnell is the Chairman, President and Chief Executive Officer of Etruscan Resources Inc. a junior natural resource company. He is also a director of Etruscan Resources. From December 1984 to January 1998, Mr. McConnell was the President of the Corporation and from January 1998 to May 1999 he was the Chairman and Chief Executive Officer of the Corporation. Gerald McConnell was called to the bar of Nova Scotia in 1971 and was an associate and partner with the law firm, Patterson Palmer, Halifax Regional Municipality, Nova Scotia from 1971 to 1987.

Cole McFarland

                         Mr. McFarland is Principal of McFarland & Associates and a veteran of the mining industry with over 40 years of experience in the development and operation of mineral properties in the United States and the Philippines with extensive experience in Alaska. Mr. McFarland was President and CEO of Placer Dome US from 1987 until his retirement in July 1995. During that period Placer Dome US substantially expanded gold production at several mines and initiated development of the Cortez world-class Pipeline deposit. Prior to his appointment as President of Placer Dome US, Mr. McFarland held a number of managerial and executive positions within the Placer Dome Group of companies. Mr. McFarland is also a Director of Bema Gold Corp.

Clynton R. Nauman

                         Mr. Nauman is the Chief Executive Officer of Alexco Resource Corp., Asset Liability Management Group ULC, and was formerly President of Viceroy Gold Corporation and Viceroy Minerals Corporation and a director of Viceroy Resource Corporation, a position he has held since February 1998. Previously Mr. Nauman was the General Manager of Kennecott Minerals from 1993 to 1998. Mr. Nauman has twenty-five years of diversified experience in the mineral industry ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors.

Rick Van Nieuwenhuyse, MSc

                         Mr. Van Nieuwenhuyse joined NovaGold Resources Inc. as President and Chief Operating Officer in January 1998 and was appointed to Chief Executive Officer in May 1999. Mr. Van Nieuwenhuyse brings with him over 25 years of world-wide experience in the natural resource sector including most recently as Vice President of Exploration for Placer Dome Inc. In addition to his international exploration perspective, Mr. Van Nieuwenhuyse, brings years of working experience and knowledge of Alaska to the Corporation. He has managed projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and a Masters of Science degree in geology from the University of Arizona.

James Philip, CA

                         Mr. Philip joined Morgan & Company in May 1980 and became a partner in June 1981 and managing partner in August 1993. Mr. Philip has over twenty-five years public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients include a significant number of public companies in the mining resource sector. The services he provides his clients include assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

STATEMENT OF EXECUTIVE COMPENSATION

                         The summary compensation table below sets out information for the Corporation's fiscal years ended November 30, 2002, November 30, 2003 and November 30, 2004 for the President and Chief Executive Officer, the Chief Financial Officer and three most highly compensated executive officers of the Corporation (collectively, the "Named Executives Officers" or "NEOs"). The information includes annual salary earned, incentive bonuses earned and all other compensation during those fiscal periods.

Summary Compensation Table

All amounts in Canadian Dollars:

NEO Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compen- sation ($)
		Salary ($)(1)	Bonus ($)	Other Annual Compen- sation ($)	Awards		Payouts
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Rick Van Nieuwenhuyse, President and Chief Executive Officer	2004 2003 2002	356,079 275,437 198,870	Nil 96,628 Nil	37,015(2) 143,674(3)(4) 245,346(4)	546,296(8) 300,000 75,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert J. (Don) MacDonald, Senior Vice-President, Chief Financial Officer and Secretary(5)	2004 2003	197,916 146,788	Nil Nil	Nil 2,693	372,222(8) 200,000	Nil Nil	Nil Nil	Nil Nil
Joseph Piekenbrock, Vice-President, Exploration(6)	2004 2003	179,740 78,155	Nil Nil	Nil Nil	285,185(8) 100,000	Nil Nil	Nil Nil	Nil Nil
Douglas Brown, Vice- President, Business Development(7)	2004 2003	162,664 78,155	Nil Nil	Nil Nil	285,185(8) 100,000	Nil Nil	Nil Nil	Nil Nil
Gregory Johnson, Vice President, Corporate Communications & Strategic Development	2004 2003 2002	157,512 146,836 133,484	Nil 38,367 Nil	Nil 679 Nil	285,185(8) 100,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)	The salary figures represent gross salaries before deductions.
(2)	The 2004 amount includes a car allowance of $15,709, school tuition of $10,200, and an interest free loan benefit of $11,106.
(3)	The 2003 amount includes a car allowance of $16,719, school tuition of $10,122, and an interest free loan benefit of $11,737.
(4)
The 2002 amount is comprised of a car allowance of $16,762, school tuition of $5,936, and an interest free loan benefit of $12,563, plus an amount equal to $210,085. On May 29, 2002, the Corporation repaid a share loan made by Mr. Van Nieuwenhuyse to the Corporation during fiscal 2002. The Corporation also paid Mr. Van Nieuwenhuyse the sum of $210,085 in 2002 and $105,096 in 2003 to compensate Mr. Van Nieuwenhuyse for tax liabilities which he incurred as a result of the Corporation paying cash to settle its obligations under the share loan rather than delivering common shares of the Corporation.

(5)	Mr. MacDonald commenced his employment with the Corporation in January 2003.
(6)	Mr. Piekenbrock commenced his employment with the Corporation in June 2003.
(7)	Mr. Brown commenced his employment with the Corporation in July 2003.
(8)
As disclosed under the section entitled "Option Grants During the Most Recently Completed Financial Year", certain options granted to the Named Executive Officers in 2004 were a result of the effective conversion of SpectrumGold Inc. options, exercisable into shares of SpectrumGold Inc., into options under the Corporation’s Stock Option Plan.

Option Grants During the Most Recently Completed Financial Year

                         The following options were granted to the Named Executive Officers during the most recently completed financial year pursuant to the Corporation's Stock Option Plan.

NEO Name	Securities under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date (MM/DD/YY)
Rick Van Nieuwenhuyse	250,000(1) 296,296(2)	16.5%	$6.60 $1.0125	$6.60 $1.0125	03/07/14 10/06/13
Robert J. MacDonald	150,000(1) 222,222(2)	11.2%	$6.60 $1.0125	$6.60 $1.0125	03/07/14 10/06/13
Joseph Piekenbrock	100,000(1) 185,185(2)	8.6%	$6.60 $1.0125	$6.60 $1.0125	03/07/14 10/06/13
Douglas Brown	100,000(1) 185,185(2)	8.6%	$6.60 $1.0125	$6.60 $1.0125	03/07/14 10/06/13
Gregory Johnson	100,000(1) 185,185(2)	8.6%	$6.60 $1.0125	$6.60 $1.0125	03/07/14 10/06/13

(1)	These options were granted by the Corporation on March 8, 2004. They are exercisable into Common Shares of the Corporation.
(2)
These options were granted as a result of an effective conversion on July 15, 2004, of SpectrumGold Inc. options previously granted to the Named Executive Officers into options under the Corporation's Stock Option Plan. This effective conversion was pursuant to the terms of an approved arrangement agreement between SpectrumGold Inc., the Corporation and NovaGold Canada Inc.

Aggregated Option Exercises During The Most Recently Completed Financial Year and Financial Year End Option Values

                         The Named Executive Officers acquired Common Shares of the Corporation pursuant to the exercise of stock options during the fiscal year ended November 30, 2004. The value of unexercised in-the-money options at fiscal year end is the difference between the fair market value of the Common Shares on November 30, 2004 which was $9.63 and the exercise price of the options.

NEO Name	Securities, Acquired on Exercise	Aggregate Value Realized ($)	Unexercised Options/SARs at Nov. 30, 2004 (#)		Value of Unexercised In-the-Money Options/SARs at Nov. 30, 2004 ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Rick Van Nieuwenhuyse	Nil	Nil	1,646,296	Nil	$11,792,581	Nil
Robert J. MacDonald	242,222	$1,453,640	330,000	Nil	$1,512,825	Nil
Joseph Piekenbrock	Nil	Nil	405,185	Nil	$2,692,965	Nil
Douglas Brown	120,000	$876,300	245,185	Nil	$1,385,265	Nil
Gregory Johnson	Nil	Nil	485,185	Nil	$3,158,332	Nil

Employment Contracts

Rick Van Nieuwenhuyse

                         Pursuant to an employment contract with the Corporation effective May 1, 1999, Mr. Van Nieuwenhuyse is employed by the Corporation for a term ending on April 30, 2007.

                         The employment contract provides that if employment is terminated in the event of just cause, the Corporation will pay Mr. Van Nieuwenhuyse an amount equal to one month for every full or partial year of employment. For purposes of this clause Mr. Van Nieuwenhuyse's employment is deemed to have commenced May 1, 1999. If Mr. Van Nieuwenhuyse becomes and remains physically or mentally incapable of substantially performing his duties as President and Chief Executive Officer of the Corporation for a period of not less than six months, the Corporation may terminate the employment contract upon two months written notice or payment in lieu thereof and thereafter the Corporation is obliged to pay 50% of the salary to which Mr. Van Nieuwenhuyse would otherwise be entitled for the balance of the term of the employment contract. In the event of the death of Mr. Van Nieuwenhuyse, the Corporation may terminate the employment contract upon payment of two month's salary and the Corporation is obliged to pay Mr. Van Nieuwenhuyse's estate 50% of the salary to which he would otherwise be entitled for the balance of the term of the employment contract

                         In the event of a sale of substantially all the assets of the Corporation or a change of control of the Corporation by virtue of a takeover bid as that term is defined in the Securities Act (Ontario), or in the event management's nominees to the Board of Directors are not elected, then Mr. Van Nieuwenhuyse may elect to terminate his employment with the Corporation. If Mr. Van Nieuwenhuyse makes such an election, the Corporation is required to pay to Mr. Van Nieuwenhuyse a lump sum payment equal to three times his annual salary and to continue to pay life insurance premiums for a period of five years from the date of termination of employment.

                         For the fiscal year ended November 30, 2004, Mr. Van Nieuwenhuyse was entitled to an annual salary of US $275,000 (Cdn$358,000).

                         Pursuant to the employment contract, the Corporation is required to purchase a life insurance policy for Mr. Van Nieuwenhuyse in the amount of not less than three times Mr. Van Nieuwenhuyse's annual salary, to a maximum of $500,000, the proceeds thereof to be paid in accordance with the direction of Mr. Van Nieuwenhuyse. The Corporation is also required to pay the cost of disability insurance and medical coverage during the term of the contract, as well pay a school allowance in an amount not to exceed US$10,000 per year per child to reimburse Mr. Van Nieuwenhuyse for education costs incurred by Mr. Van Nieuwenhuyse for his two sons.

                         Under the terms of Mr. Van Nieuwenhuyse's employment contract, he was provided an interest-free housing loan in the amount of US$182,000, of which US$8,272.73 is forgivable in each year during which Mr. Nieuwenhuyse remains employed with the Corporation. The entire amount of the loan is forgiven if Mr. Van Nieuwenhuyse's employment with the Corporation is terminated for any reason.

Robert J. MacDonald, Gregory Johnson, Douglas Brown and Joseph Piekenbrock

                         Pursuant to an employment contract with the Corporation effective January 16, 2003, Mr. MacDonald is employed by the Corporation as Chief Financial Officer and Senior Vice President. For the fiscal year ended November 30, 2004, Mr. MacDonald was entitled to an annual salary of Cdn$200,000.

                         Pursuant to an employment contract with the Corporation effective January 1, 2003, Mr. Johnson is employed by the Corporation as Vice President, Corporate Communications & Strategic Development. For the fiscal year ended November 30, 2004, Mr. Johnson was entitled to an annual salary of US$115,000 (Cdn$150,000).

                         Pursuant to an employment contract with the Corporation effective June 1, 2003, Mr. Brown is employed by the Corporation as Vice-President, Business Development. For the fiscal year ended November 30, 2004, Mr. Brown was entitled to an annual salary of $US117,000 (Cdn$152,000).

                         Pursuant to an employment contract with the Corporation effective June 16, 2003, Mr. Piekenbrock is employed with the Corporation as Vice-President, Exploration. For the fiscal year ended November 30, 2004, Mr. Piekenbrock was entitled to an annual salary of US $125,000 (Cdn. $163,000).

                         The contracts of each of Mr. MacDonald, Mr. Johnson, Mr. Brown and Mr. Piekenbrock continue indefinitely, unless and until terminated. Each senior officer's salary is to be reviewed at least annually by the CEO. The CEO can make recommendations to the Board of Directors or the compensation committee of the Board of Directors regarding appropriate salary adjustments. In the event of a change of control of the Corporation, the Corporation is required to continue to employ the senior officers in the same capacity. The Corporation is obligated to provide the senior officers with group life, long-term disability, extended medical and dental insurance coverage in accordance with the policies and procedures of the Corporation in effect from time to time. The Corporation is obligated to provide the senior officers with director's and officer's liability insurance appropriate to the nature of their responsibilities under their employment contracts.

                         Any senior officer may terminate his obligations under his respective employment contract (1) at any time upon providing three months notice in writing to the Corporation other than Mr. Piekenbrock whose notice period is two months; (2) upon a material breach or default of any term of the agreement by the Corporation; or (3) at any time after 90 days following the date on which there is a change of control and within 180 days of the date on which there is a change of control by providing one month's notice in writing to the Corporation. The Corporation may terminate the senior officer's employment at any time for just cause or upon the senior officer's dying or becoming permanently disabled or disabled for a period exceeding 180 consecutive days or 180 non-consecutive days calculated on a cumulative basis over any two year period during the term of the agreement, or at any time upon making the severance payment. If the senior officer's employment agreement is terminated by the senior officer as a result of a material breach or default of any term of the agreement by the Corporation, or after 90 days following the date on which there is a change of control, or if it is terminated by the Corporation at any time or in breach of the agreement, the senior officer is entitled to receive within 10 days of the termination a severance payment equal to all compensation paid to the senior officer for the previous fiscal year multiplied by two. If the employment agreement is terminated due to the senior officer's death or becoming disabled, the Corporation must pay to the senior officer (or his estate) his then current salary accrued as of the date of termination and his then current salary for one year after the date of termination.

Composition of Compensation Committee

                         The Corporation's Compensation Committee consists of three directors, Messrs. McConnell, McFarland and Nauman. Mr. McConnell is the Chair of the Compensation Committee. Mr. McConnell formerly served as the President (December 1984 - January 1998) and the Chief Executive Officer (January 1998 - May 1999) of the Corporation. All members of the Compensation Committee are non-executive directors of the Corporation.

Report on Executive Compensation

                         The compensation programs of the Corporation are designed to reward performance and to be competitive with the compensation agreements of other mining companies. The Compensation Committee of the Board evaluates each executive officer position to establish skill requirements and levels of responsibility. The Compensation Committee, after referring to information from other corporations and public data, determines the compensation for the executive officers. See “Statement of Corporate Governance Practices”.

Executive Compensation Policies and Programs

                         In establishing compensation objectives for executive officers, the Compensation Committee seeks to accomplish the following goals:

1.	to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

2.	to recruit and subsequently retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other mining companies; and

3.	to align the interests of executive officers with the long-term interests of shareholders through participation in the Corporation’s incentive stock option plan.

                         Currently, the Corporation’s executive compensation package consists of the following principal components: salary, annual incentive cash bonus, various health plan benefits generally available to all employees of the Corporation, and long-term incentive in the form of stock options.

                         Salaries for executive officers are determined by evaluating the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other mining companies. The Compensation Committee refers to industry, local and national surveys, prepared for the most part by independent consultants. An individual whose compensation is being determined abstains from voting on the matter.

                         At the end of each year, the Compensation Committee reviews actual performance against the objectives set by the Corporation and the executive for such year. The assessment of whether the Corporation’s objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Corporation’s exploration and development projects, raising of capital, corporate alliances and similar achievements.

                         Stock options are generally awarded to executive officers at commencement of employment and periodically thereafter. Options are granted to reward individuals for current performance, expected future performance and value to the Corporation, and take into account the stock options held by the individual. The principles described above apply to the determination of the compensation of all executive officers, including the Chief Executive Officer.

                         Presented by the Compensation Committee: Gerald McConnell (Chair), Cole McFarland and Clynton Nauman.

Performance Graph

                         The following graph depicts the cumulative total shareholder returns in the five years since November 30, 1999 assuming a $100 investment in the Common Shares on November 30, 1999, compared to an equal investment in the S&P/TSX Composite Index.

Year	1999	2000	2001	2002	2003	2004
Value based on $100 invested in NovaGold	$100	$47	$581	$1,438	$1,938	$3,009
Value based on $100 invested in S&P/TSX Composite	$100	$$117	$99	$87	$105	$120

Compensation of Directors

                         Upon recommendation by the Corporation's Compensation Committee, the Board of Directors of the Corporation approved on October 8, 2004, the following compensation structure for directors effective January 1, 2004:

Activity	Compensation
Membership on Board	US $10,000 per annum
Preparation and attendance at Board meetings	US $1,000 per meeting
Committee Chair (excluding Audit Committee)	US $1,500 per annum
Audit Committee Chair	US $4,000 per annum
Preparation and attendance at Committee meetings	US $1,000 per meeting

                         The Corporation has a formalized stock option plan ("Stock Option Plan") for the granting of incentive stock options to the officers, directors and employees of the Corporation. The purpose of granting options pursuant to the Stock Option Plan is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to that of the shareholders.

                         During the year 2004, upon recommendation of the Compensation Committee, 250,000 options were granted to Rick Van Nieuwenhuyse, 100,000 options to each George Brack, Gerald McConnell, Cole McFarland, Clynton Nauman and James Philip and 50,000 options to Michael Halvorson in consideration for their services to the Corporation. In addition, certain SpectrumGold Inc. options exercisable into shares of SpectrumGold Inc. were effectively converted to options under the Corporation's Stock Option Plan pursuant to the terms of an approved arrangement agreement between SpectrumGold Inc., the Corporation and NovaGold, Canada Inc. As a result of this effective conversion on July 15, 2004, Rick Van Nieuwenhuyse received 296,296 options, and each of Clynton Nauman and Michael Halvorson received 74,074 options.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

Equity Compensation Plan Information

                         On May 11, 2004, the Shareholders of the Corporation approved the adoption of a new stock option plan ("Stock Option Plan") which replaced the Corporation's old stock option plan. The Stock Option Plan's purpose is to attract and retain service providers, officers or directors to the Corporation and to motivate them to advance the interests of the Corporation by affording them with the opportunity to acquire an equity interest in the Corporation through options. The Stock Option Plan is the sole equity compensation plan adopted by the Corporation.

                         The following table sets out information as of November 30, 2004, the Corporation's most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c)
Stock Option Plan	5,937,387	$3.58	2,172,428

INDEBTEDNESS OF DIRECTORS AND OFFICERS

                         As of March 15, 2005, the aggregate indebtedness to the Corporation and its subsidiaries of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries was nil.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

                         No informed person of the Corporation, nor any proposed nominee for election as director, nor any associate or affiliate of such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction entered into by the Corporation since December 1, 2003 other than as described below.

                         Effective July 31, 2004 the Corporation signed an option agreement with the Corporation’s Vice-President, Exploration, Joseph Piekenbrock for the Illinois Creek property located in Alaska, USA. Mr. Piekenbrock acquired the project prior to his employment with the Corporation. The Corporation has the option to acquire 100% of the property by making payments totalling US$250,000 by April 30, 2009, expending US$1,500,000 on exploration on the property and making a further payment of US$1,000,000 within 30 days of completion of the payments and expenditures, subject to certain extensions. Mr. Piekenbrock retains a 2% net smelter royalty on the property a portion of which may be purchased by the Corporation on fixed terms.

APPOINTMENT OF AUDITORS

                         The Auditors of the Corporation since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants, 250 Howe Street, 7th Floor, Vancouver, British Columbia. From December 11, 1984 to May 22, 2002, the Halifax office of PricewaterhouseCoopers LLP served as Auditors of the Corporation. The Shareholders will be asked at the Meeting to vote for the appointment of PricewaterhouseCoopers LLP located at 250 Howe Street, 7th Floor, Vancouver, British Columbia as Auditors of the Corporation until the next annual meeting of the Shareholders of the Corporation, at a remuneration to be fixed by the Directors. It is intended that all proxies received will be voted in favour of the appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation, at a remuneration to be fixed by the Directors, unless a proxy contains instructions to withhold the same from voting.

                         Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to appoint the Auditors of the Corporation.

AMENDMENT TO STOCK OPTION PLAN

Introduction

                         On May 11, 2004, the Shareholders of the Corporation approved the adoption of a new employee stock option plan ("Plan"). The purpose of the Plan is to attract and retain service providers, officers or directors to the Corporation and to motivate them to advance the interests of the Corporation by affording them with the opportunity to acquire an equity interest in the Corporation through options.

The Plan

                         The grant of option under the Plan is administered by the Board of Directors of the Corporation. The Plan provides for the grant of options to directors, officers, employees and consultants of the Corporation and its subsidiaries, or employees of companies providing management or consulting services to the Corporation or its subsidiaries (“Participants”).

                         The maximum aggregate number of Common Shares which may be subject to issuance pursuant to options granted under the Plan is 9,000,000 Common Shares. In addition, the Plan provides the following restrictions:

a)	the number of Common Shares reserved for issuance pursuant to options granted to insiders of the Corporation cannot exceed 10% of the outstanding Common Shares of the Corporation at any time;

b)	the number of Common Shares issued to insiders of the Corporation upon the exercise of options within a one-year period may not exceed 10% of the outstanding Common Shares of the Corporation;

c)
the number of Common Shares issued to any one insider of the Corporation or to such insider's associates within a one-year period may not exceed 5% of the outstanding Common Shares of the Corporation; and

d)	the number of Common Shares reserved for issuance pursuant to options granted to any one person cannot exceed 5% of the outstanding Common Shares at the time of grant.

                         The exercise price of an option granted under the Plan cannot be less than the price at which the last recorded sale of a board lot of Common Shares took place on the Toronto Stock Exchange during the trading day immediately preceding the date of granting the option or, if there was no such sale, the weighted average trading price on the Toronto Stock Exchange for the Common Shares for the five trading days immediately preceding the date of granting the option. An option granted under the Plan is exercisable over periods of up to ten years as determined by the Board of Directors of the Corporation. The Plan does not contain any vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion. However, if a change of control occurs, all Common Shares subject to the option will immediately become vested and may thereupon be exercised in whole or in part by the option holder. Options granted under the Plan may not be assigned, except to a trust or similar legal entity established by the Participant if permitted by applicable securities laws and the rules and policies of a stock exchange on which the Common Shares are listed for trading.

                         The Plan further provides that if a Participant ceases to be engaged by the Company such Participant will continue to have the right to exercise any outstanding option within the lesser of six months from the date of the termination or the expiry date of the option. However, if the Participant is terminated for just cause, the right to exercise the option will end on the date of termination unless otherwise determined by the Board of Directors. In the event of the death of the Participant, the legal representative of the Participant may exercise an outstanding option within the lesser of one year from the date of death or the expiry date of the option.

                         The Board of Directors may amend the Plan. However, any amendment affecting the terms and conditions of outstanding options requires the consent of effected Participant. In addition, any amendment to the Plan or options granted under the Plan will not become effective until stock exchange and shareholder approval as is required under applicable securities laws and the rules and policies of a stock exchange on which the Common Shares are listed for trading has been received.

Existing Stock Options

                         An aggregate of 1,234,147 Common Shares have been issued upon the exercise of options granted under the Plan. The Corporation has options outstanding which are exercisable to acquire 7,408,425 Common Shares. The aggregate of the exercised and outstanding options represent 13% of the currently outstanding Common Shares, and the outstanding options alone represent 11.2% of the currently outstanding Common Shares.

Resolution to Amend the Plan

                         The Toronto Stock Exchange recently amended its policies to allow the adoption of a “rolling” type of incentive stock option plan whereby the number of shares available for issuance under the plan will not be greater than a rolling maximum number equal to a percentage of the outstanding shares. The Board of Directors of the Corporation passed a resolution on March 24, 2005 to ask the Shareholders of the Corporation to consider and approve an amendment to the Plan to be effective upon a date to be determined by the Board to provide that the number of Common Shares available for issuance upon the exercise of options granted under the Plan shall be changed from a fixed maximum number of Common Shares to a rolling maximum number that shall not be greater than 10% of the issued and outstanding Common Shares at any point in time. At the meeting, the Shareholders will be asked to consider, and if deemed advisable, approve the resolution attached hereto as Schedule “B”. The effective date of the amendment to the Plan to be determined by the Board of Directors cannot be later than one year from the date of the receipt of Shareholder approval.

                         As previously stated, the Plan currently provides that the maximum aggregate number of Common Shares which may be subject to issuance pursuant to options granted under the Plan is 9,000,000 Common Shares. A total of 7,408,425 options granted under the Plan remain outstanding and there are 66,129,625 outstanding Common Shares of the Corporation. Therefore, the number of Common Shares subject to issuance upon the exercise of outstanding options is currently equal to 11.2% of the outstanding Common Shares of the Corporation.

                         If approved by the Shareholders, the amendment to the Plan will take effect upon the later of the date of receipt of any required regulatory approvals and the effective date to be determined by the Board of Directors, however, in no event can such effective date be later than one year from the date of the receipt of requisite Shareholder approval obtained at the meeting. Prior to the effective date of the approved amendment, the Corporation will issue a news release to announce such effective date.

                         The proposed resolution will give the Board the flexibility required to adopt the amendment to the Plan after the number of options outstanding as a percentage of the outstanding Common Shares of the Corporation falls below 10%. The purpose of adopting the amendment at such time is to ensure that a sufficient number of Common Shares remains issuable under the Plan at all times to meet the overall objective of the Plan previously stated, which is to allow the Corporation to attract and retain service providers, officers or directors to the Corporation and to motivate them to advance the interests of the Corporation by affording them with the opportunity to acquire an equity interest in the Corporation through options.

                         The rules and policies of the Toronto Stock Exchange provide that a rolling stock option plan which sets the number of common shares issuable under the plan at a maximum of 10% of the outstanding common shares must be approved by the shareholders every three years.

                         The directors of the Corporation believe the amendment to the Plan is in the Corporation’s best interest and recommend that the Shareholders approve the resolution as set forth in Schedule “B” hereto. Greater than 50% of the votes cast by Shareholders present in person or by proxy is required to approve this resolution.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

                         Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. As a company listed on the TSX, the Corporation is required to comply with the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines"). The Corporation's approach to corporate governance in the context of the 14 specific Exchange Guidelines is set out in the attached Schedule "A". The Board is of the view that the Corporation's general approach to corporate governance, as described in the attached Schedule "A", is appropriate for its size and resources.

OTHER BUSINESS

                         Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the person named in the proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

                         Additional information relating to the Corporation is available on SEDAR at www.sedar.com. To request copies of the Corporation's financial statements and MD&A, Shareholders should contact Robert J. MacDonald, Chief Financial Officer, at NovaGold Resources Inc., Suite 2300, 200 Granville Street, Vancouver, British Columbia, V6C 1S4, Telephone (604) 669-6227, Fax (604) 669-6272. Financial information is provided in the Corporation's comparative financial statements and MD&A for its most recently completed financial year.

OTHER MATERIAL FACTS

                         There are no other material facts to the knowledge of the Board of Directors relating to the matters for which this Management Information Circular is issued which are not disclosed herein.

CERTIFICATE

                         The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The contents and the sending of the Management Information Circular have been approved by the Board of Directors.

                         BY ORDER OF THE BOARD OF DIRECTORS, this 24th day of March, 2005.

“Rick Van Nieuwenhuyse”
Rick Van Nieuwenhuyse, President and Chief Executive Officer

“Robert J. MacDonald”
Robert J. MacDonald, Senior Vice-President, Chief Financial Officer and Secretary

SCHEDULE "A"

NOVAGOLD RESOURCES INC.

CORPORATE GOVERNANCE PRACTICES

TSX Corporate Governance Committee Guidelines	Corporate Governance Practices of NovaGold Resources Inc.

1.      The Board of Directors of every  corporation should explicitly assume responsibility for the stewardship of the corporation.

As part of the overall stewardship responsibility, should assume  responsibility for the following matters:

  The Board has assumed responsibility for the stewardship of the Corporation by overseeing the management and operations of the business of the Corporation and supervising management, which is responsible for the day-to-day conduct of the business.

(a) Adoption of a strategic planning process.
  The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Corporation. Such goals and strategies are being prepared by management for review with the Board on an annual basis and are a component of the Board's annual agenda.

  The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management.

  In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans and each quarter monitors the performance of management in relation to the strategic and operational objectives set out in the annual budget. Mining exploration programs are subject to significant changes as they progress and, as such, budgets are subject to revision up or down depending on the success of the programs, the acquisition or disposal of projects and other factors

(b) The identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks.
  The Board, in conjunction with management, determines the principal risks associated with the Corporation's business based on its knowledge of the mining industry, the regulatory and competitive environment, and general economic conditions.

  Various committees of the Board implement and monitor the systems in place to address such risks. For example, the Audit and Corporate Governance Committee reviews and monitors the Corporation's risk management systems.

(c) Succession planning, including appointing, training and monitoring senior management.
  The Board is responsible for selecting and appointing executive officers and senior management and for monitoring their performance.

  The performance of executive management will be annually measured against pre-set objectives and the performance of mining companies of comparable size.

TSX Corporate Governance Committee Guidelines	Corporate Governance Practices of NovaGold Resources Inc.
The Board encourages senior management to participate in professional development programs and courses. The Board supports management's commitment to training and developing employees.
(d) A communications policy for the corporation.
  The Board is implementing appropriate systems to ensure complete, timely and effective communications between the Corporation, its shareholders, the public and regulatory agencies.

  Through the Audit and Corporate Governance Committee, all public financial information is reviewed and recommended to the Board for approval prior to its release.

(e) The integrity of the corporation’s internal control and management information systems
  The Board ensures the integrity of internal control and management through its delegation to information systems. various committees.

  For example, the Audit and Corporate Governance Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

2.       The Board of Directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

  Under the TSX Guidelines, an "unrelated" director means a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Corporation other than interests arising from shareholding.

  Five of the seven current directors of the Corporation are unrelated.

3.      The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the Board which will be required to disclose on an annual basis whether the Board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the Board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The Board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

  Rick Van Nieuwenhuyse is a related director for the purposes of the definition due to holding the position of President and Chief Executive Officer with the Corporation.

  Clynton Nauman is a related director for the purposes of the definition due to being a principal of an environmental assessment company which has provided services to a subsidiary of the Corporation.

  All the other directors are unrelated directors for the purposes of the definition.

TSX Corporate Governance Committee Guidelines	Corporate Governance Practices of NovaGold Resources Inc.
4.      The Board of Directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.

  The Corporation does not at this time have a specific committee responsible for the appointment or assessment of directors. These functions are currently addressed by the Board as a whole as necessary.

5.       Every Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.
The Corporation does not have at this time a process established for assessing the effectiveness of its directors. The Corporation plans to implement such a process during the current fiscal year.
6. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board.
  The Corporation provides an orientation and education program to new directors. This program consists of providing education on directors' responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting. The Corporation provides orientation in matters material to the Corporation's business and in areas outside of the specific expertise of the Board members. All new members of the Board have historically been experienced in the mining sector so no general mining orientation has been necessary.

7.       Every Board of Directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.
The current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.
8.       The Board of Directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

  The Board has approved a charter setting out the specific role and responsibilities of the Compensation Committee.

  The Compensation Committee reviews the compensation and benefits of the directors. In this regard, market data, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors.

  The Corporation intends to ensure that directors' compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance based upon long-term incentive compensation.

TSX Corporate Governance Committee Guidelines	Corporate Governance Practices of NovaGold Resources Inc.

9.       Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees, such as the executive committee, may include one or more inside directors.

  The Corporation currently has three standing Committees of the Board; the Audit and Corporate Governance Committee, the Compensation Committee and the Technical Committee. In addition, the Board from time to time establishes ad hoc committees to address special business issues.

  The Audit and Corporate Governance Committee presently consists of three unrelated directors, Messrs. Philip (Chair), Brack and Halvorson.

  The Compensation committee consists of three directors, Messrs. McConnell (Chair), Nauman and McFarland.

  The Technical Committee consists of two directors, Messrs. Nauman and Van Nieuwenhuyse.

10.     Every Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

  The Audit and Corporate Governance Committee is responsible for governance issues including approval of the Corporation's disclosure in response to the Exchange Guidelines, periodic review of Board and committee composition and ensuring on behalf of the Board that the corporate governance system effectively supports the discharge of its obligations to the shareholders.

11.     The Board of Directors, together with the CEO, should  develop position descriptions for the Board and for the CEO, including the definition of the limits to management’s responsibilities. In addition, the Board should approve or develop the corporate objectives that the CEO is responsible for meeting.

  The Board has a broad responsibility for supervising the management of the business and affairs of the Corporation. The Board has a framework for delegation of responsibilities from the Board to executive management.

  The Board will review the performance of the Chief Executive Officer against annual objectives.

12.     Every Board of Directors should have in place appropriate structures and procedures to ensure that the Board can function independently of management. An appropriate structure would be to (i) appoint a Chair of the Board who is not a member of management with responsibility to ensure the  Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the Board’s relationship to management to a committee of the Board.

  Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management. The Board is currently in the process of reviewing its structure and the Chair and lead director concepts.

  The Audit and Corporate Governance Committee and the Compensation Committee have and, when appointed, any future committee will be given specific authority to retain external advisors, as appropriate (at the expense of the Corporation).

TSX Corporate Governance Committee Guidelines	Corporate Governance Practices of NovaGold Resources Inc.
13.     The audit committee of every Board of Directors should be composed only of outside directors. The Board should adopt a charter for the audit committee that sets out the roles and responsibilities of the audit committee, which should be specifically defined so as to provide appropriate guidance to audit committee members engagement of the outside advisor should be subject as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee  to ensure that management has done so.

  The Audit and Corporate Governance Committee currently consists of three unrelated directors, Messrs. Philip (Chair), Brack and Halvorson.

  The Audit and Corporate Governance Committee is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board, all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses.

  A charter has been adopted by the Board setting out specific roles and responsibilities of the Audit and Corporate Governance Committee and the members thereof, which charter will be reviewed and reassessed as to adequacy on an annual basis.

  The Audit and Corporate Governance Committee also ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them, without management present.

  The Corporation has adopted a Code of Business Conduct and Ethics for all employees, officers and directors.

14.     The Board of Directors should implement a system that enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

  In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Corporation) to provide advice with respect to a corporate decision or action.

SCHEDULE “B”

NOVAGOLD RESOURCES INC.

RESOLUTIONS OF THE SHAREHOLDERS

BE IT RESOLVED as a resolution of the Corporation that:

1.
The 2004 Stock Option Plan of the Corporation adopted on May 11, 2004 (the “Plan”) be amended to provide that the number of common shares of the Corporation (the “Shares”) available for issuance upon the exercise of options granted under the Plan shall be changed from a fixed maximum number of Shares to a rolling maximum number that shall not be greater than 10% of the issued and outstanding Shares at any point in time (the “Amendment”);

2.
The Amendment shall become effective upon the later of the date of the receipt of any required regulatory approvals and such future date as determined by the Board of Directors of the Corporation, however, in no event shall the effective date determined by the Board be later than one year from the date of this resolution; and

3.
Any one of the Directors or Officers of the Corporation is hereby authorized to take all such actions and execute and deliver all such documents as are necessary or desirable for the implementation of this resolution.